

August 24, 2011

Via E-mail
Ryan Goldstein
Secretary and Director
Geltology Inc.
54 West 16th Street Suite 10b
New York, New York 10011

   Re: **Geltology Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed August 1, 2011
     File No. 333-174874

Dear Mr. Goldstein:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the interim financial statements and related financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.

Outside Front Cover Page of Prospectus

2. We note your response to comment six in our letter dated July 13, 2011. Currently, the first row beneath the columns "Offering Expenses(1)" and "Proceeds to Our Company (assuming that all shares offered are sold)" disclose information on an aggregate basis instead of a per share basis, even though the header for such first row states "Per share." Please revise the information included in such first row to disclose your offering expenses and net proceeds on a per share basis. See Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 2

Corporate Background, page 2

3. Please revise the disclosure in the fifth paragraph to clarify that the revenue of $45,430 was the result of one transaction. Please also disclose the basis for your statement that you expect to generate an additional $75,000 to $100,000 in revenue during the second half of 2011. Please include in such disclosure the actions you have undertaken, or plan to undertake, to generate such amount of revenue.

4. We note your response to comment seven in our letter dated July 13, 2011. Please revise your disclosure throughout the prospectus to clarify that, while Messrs. Szender and Goldstein are officers of the company, they are independent contractors and not employees of the company.

5. We note your response to comment eight in our letter dated July 13, 2011. As requested by such comment, please revise to disclose that even if an application by a market maker for your common stock is accepted, a market for your common stock may not develop or be sustained.

Risk Factors, page 3

Risk Factors Relating to Our Company, page 3

14. We rely on third-party suppliers…, page 8

6. The last three sentences of the first paragraph of this risk factor contain language that mitigates the point of the risk. Please delete these sentences.

Description of Business, page 17

7. Your disclosure on page 22 indicates that Mr. Szender is self-employed and engages in the outsourcing business. Given that the outsourcing business currently is your primary line of business, and that such business "is completely dependent upon Mr. Szender's skill, expertise and business contacts," please discuss, here and/or elsewhere as appropriate, how Mr. Szender will balance his own business and the business of Geltology Inc. Include in your discussion the potential that conflicts of interest between Mr. Szender's personal business and the business of Geltology Inc. relating to opportunities in the outsourcing business will arise, and any measures you have taken to prevent or resolve such conflicts. Please also consider adding a risk factor relating to these potential conflicts of interests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant

cc: Carl M. Sherer
        Rimon Law Group, P.C.